SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in General, what follows:

1. As disclosed by the Company, on November 30, 2014 and April 30, 2018, were entered into between Amazonas Distribuidora de Energia SA ("Amazonas Energia"), Petrobras Distribuidora SA ("BR Distribuidora") and Petróleo Brasileiro SA - Petrobras ("Petrobras"), with guarantee of Eletrobras, debt settlement contracts (known as "CCDs"), and additives with the following amounts involved:

CCD	Year	Creditor	Fuel	Debtor Balance (09/30/18) – BRL thousand	Warranties
CCD1	2014	Petrobras	Oil	3,469,062	Corporate Security Eletrobras
CCD2	2014	Petrobras	Oil	1,207,495	Corporate Security Eletrobras
CCD3	2014	Petrobras	Gas	3,855,489	Solidary Debtor Eletrobras and Assignment of CCC Credits by Amazonas Energia
CCD4	2018	Petrobras	Gas	1,411,712	Solidary Debtor Eletrobras
CCD5	2018	Br	Oil	2,371,877	Corporate Security Eletrobras

2. Posteriorly, debt assumption instruments ("IADs") were established, according to the following table, whereby certain CCDs of 2014 and 2018 will be assumed by Eletrobras, since that the privatization of Amazonas Energia takes place, in accordance with what was approved by the 170th EGM.

IAD	Year	Creditor	Fuel	Debtor Balance (09/30/18) - BRL thousand	Warranties
IAD1	2014	Petrobras	Gas	3,855,489	Receivable Lien
IAD2	2014	Petrobras	Oil	3,846,957	Receivable Lien

3. There were still pending issues to be dealt with by Petrobras, regarding specially the lawsuits filed by the Parties, to the assignment of the gas contract of Amazonas Energia to Amazonas Geração e Transmissão S.A ("Amazonas GT"), to the difference in the price of the transportation part of regulatory gas in relation to the price practiced in the contract and to the recomposition of guarantees of the CCD signed in 2014.

4. In this sense, on this date, were signed the instruments described below, with the purpose of creating conditions to make the privatization of Amazonas Energia more attractive and regularize the gas supply to Amazonas GT, in the ambit of the unbundling of the transmission and generation activities of Amazonas Energia carried out according to Aneel's Ordinance 1885/2018.

5. The main instruments approved on this date were:

(i) Agreement Instrument between Petrobras, Amazonas Energia, Amazonas GT and Eletrobras, with a view to regulate (i) the conditions for extinguishing the lawsuit for collection No. 2016.01.1.043943-4, which is filed before the 2nd Civil Court of the Special Judicial Circumscription of Brasília/DF, filed by Petrobras against Amazonas Energia, as well as Eletrobras, as guarantor and joint debtor of the gas contract with reduction of R$ 3,708 million, of which the reduction of R$ 3,069 million is conditional on the privatization of Amazonas Energia and recognition by Amazonas Energia of R$ 571.8 million through an addendum to CCD4, (ii) the signing of the instruments set forth in items (ii), (iii) and (iv) below, among others. This agreement is subject to a number of conditions that must be implemented by the Parties.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

(ii) Enter into an addendum to CCD3 2014, which has as debtor Amazonas Energia and Eletrobras guarantee, with a view to extending the term for the pledge to guarantee credits arising from inefficiencies set forth in Law 13299/2016 and Provisional Measure 855/2018, with the new term being 60 (sixty) days, counted from 12/31/2018, and until the pledge is constituted, Eletrobras will give a real guarantee, under the form of pledge of certain receivables and security guarantee for the remainder of the total amount of the debt.

(iii) Enter into addendum to CCD4 2018 entered into between Amazonas Energia and Petrobras, with a full fiduciary guarantee from Eletrobras, to increase the amount of R$ 571.8 million, related to the portion considered uncontroversial in relation to the judicial recovery mentioned in item (i) above.

(iv) Enter into new Debt Assurance Instrument between PETROBRAS and ELETROBRAS, with the participation of Amazonas Energia, in the amount of R$ 2,758 million and with BR Distribuidora of R$ 311 million related to CCDs agreed by Amazonas Energia, with effectiveness conditional on the success of the Amazonas Energia privatization auction and the effective transfer of share control, as well as to the extinction of the process mentioned in item (i). The guarantee of this instrument is a pledge of receivables by Eletrobras. This instrument is within the limits authorized by the 170th Extraordinary General Meeting for the assumption of debts by Eletrobras. This debt should be partially amortized using Eletrobras funds, resulting from the sale of wind generation SPES and the amounts received as a result of the legal agreement entered into between Eletrobras and Eletropaulo Metropolitana Eletricidade de São Paulo SA ("Eletropaulo").

(v) Enter into the Fifth Amendment to the OC 1902/2006 gas supply contract, in order to regulate, among other clauses, the delivery point for TPU Mauá 3 and the conditions for supplying to that plant as from January 1, 2019, including the creation of a bond and the implementation of Escrow Account and Payment Account by Amazonas GT, to guarantee payment of the supply of the contract, in addition to the modification of the conditions of effectiveness of the Fourth Amendment.

Rio de Janeiro, December 3, 2018

Armando Casado de Araujo

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.